EXHIBIT 12

West Bancorporation, Inc.
Ratios of Earnings (Loss) to Fixed Charges and Preferred Dividends

	Six Months Ended	Year Ended December 31
(dollars in thousands)	June 30, 2009	2008	2007	2006	2005	2004

Excluding Interest on Deposits:
Income (loss) before income taxes	$(29,079)	$9,260	$27,396	$28,535	$29,470	$28,185
Fixed charges:
Interest expense	3,531	9,910	13,672	9,200	9,161	6,510
1/3 of net rent expense	364	525	542	498	331	294
Total fixed charges	3,895	10,435	14,214	9,698	9,492	6,804
Preferred dividend requirement	900	-	-	-	-	-
Fixed charges and preferred dividends	$4,795	$10,435	$14,214	$9,698	$9,492	$6,804
Earnings (loss)	$(25,184)	$19,695	$41,610	$38,233	$38,962	$34,989
Ratio of earnings (loss) to fixed charges	(6.47)	1.89	2.93	3.94	4.10	5.14
Ratio of earnings (loss) to fixed charges and preferred dividends	(5.25)	1.89	2.93	3.94	4.10	5.14

Including Interest on Deposits:
Income (loss) before income taxes	$(29,079)	$9,260	$27,396	$28,535	$29,470	$28,185
Fixed charges:
Interest expense	14,101	31,431	43,823	40,669	25,102	13,952
1/3 of net rent expense	364	525	542	498	331	294
Total fixed charges	14,465	31,956	44,365	41,167	25,433	14,246
Preferred dividend requirement	900	-	-	-	-	-
Fixed charges and preferred dividends	$15,365	$31,956	$44,365	$41,167	$25,433	$14,246
Earnings	$(14,614)	$41,216	$71,761	$69,702	$54,903	$42,431
Ratio of earnings to fixed charges	(1.01)	1.29	1.62	1.69	2.16	2.98
Ratio of earnings to fixed charges and preferred dividends	(0.95)	1.29	1.62	1.69	2.16	2.98

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